UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2012
Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

On March 20, 2012, the Issuer announced that it entered into set of agreements with its three major shareholders, for assignment of a $5 million loan extended to the Issuer by a third party to the three major shareholders and amendment of the terms of such loan.

On April 15, 2012, the Issuer entered into an amendment to one of the agreements entered into with the three shareholders. The amendment includes the three shareholders’ right to convert the outstanding amount of the loan assigned to them and accrued interest into ordinary shares of the Issuer not later than 120 days following the consummation of the transaction with the three major shareholders. The number of ordinary shares to be issued will be calculated according to the lower of 30-day volume weighted average price per share of the Issuer’s ordinary shares traded on the Nasdaq stock market prior to the closing date of the transaction and $3 per share. The foregoing is in addition the three shareholders’ right to convert the principal amount of the loan and the accrued interest into ordinary shares at any time that the loan is outstanding at a price of $3 per share as described in the Issuer’s previous announcement.

Under the agreement entered into with the three shareholders on March 19, 2012, the Issuer undertook to issue to the three shareholders ordinary shares in an aggregate amount equal to 18.7% of the Issuer’s outstanding share capital as of the date of issuance. In case that a shareholder elects to convert the amount of the loan and accrued interest into ordinary shares within 120 days following the consummation of the transaction as described above, such shareholder shall not be entitled to its portion of the 18.7% issuance.

As described in the Issuer’s previous announcement, consummation of the transactions is also subject to the approval of the Issuer’s shareholders.

Attached hereto and incorporated by reference herein is the following item:

1.
Supplement to Proxy Statement in connection with the amendment described above and the Special General Meeting of Shareholders of the Registrant to be held on Wednesday, May 2, 2012, attached as Exhibit 99.1 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)
By:	/s/ Yael Peretz
Yael Peretz
VP General Counsel